NEVADA PROPERTY 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109

                                                               December 11, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Wilson K. Lee
Senior Staff Accountant

	Re:	Nevada Property 1 LLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No. 000-53938

Dear Mr. Lee:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated December 3, 2015 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2014, filed by Nevada Property 1 LLC (the “Company”) on March 27, 2015.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended December 31, 2014

Item 6. Selected Financial Data, page 29

1.
We note you have presented selected financial data for only the last three fiscal years. Pursuant to Item 301 of Regulation S-K, selected financial data should be provided for the last five fiscal years (or for the life of the registrant and its predecessors, if less). Please clarify and/or revise future periodic filings accordingly.

In future annual reports on Form 10-K the Company files with the SEC, the Company will present selected financial data for the last five fiscal years as required by Item 301 of Regulation S-K.

Financial Statements

Revenue Recognition and Promotional Allowances, page 58

2.	In future periodic filings, please also present the retail value of promotional allowances for each of the respective casino, hotel, food and beverage, and entertainment, retail and other line items.

In future periodic reports the Company files with the SEC, the Company will provide the retail value of the promotional allowances for each of the respective casino, hotel, food and beverage, and entertainment, retail and other line items.

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In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (702) 698-7205.

Very truly yours,

Nevada Property 1 LLC

By:	/s/ Michelle F. Adams
Michelle F. Adams
Chief Financial Officer